January 4, 2006
Dear Shareholder:
Enclosed in this package you will find a Notice of Variation and Extension relating to our offer to acquire all of the shares of Placer Dome, together with a Directors’ Circular from Placer Dome recommending that Shareholders tender their Placer Dome shares to our increased offer.
We have also enclosed for your convenience a copy of the Letter of Transmittal and a copy of the Notice of Guaranteed Delivery, each of which was included with the Offer and Circular dated November 10, 2005 that we previously sent to you. Although the Letter of Transmittal and the Notice of Guaranteed Delivery refer to our original offer price and expiry date, you can use the Letter of Transmittal or the Notice of Guaranteed Delivery to accept our increased offer price of, at your election, (a) US$22.50 in cash (which we call the Cash Alternative) or (b) 0.8269 of a Barrick common share plus US$0.05 in cash (which we call the Share Alternative), subject in each case to pro ration. The expiry time of our revised offer is midnight (Toronto time) on January 19, 2006.
You should read the Offer and Circular, the Notice of Variation and Extension and the Letter of Transmittal (and, if applicable, the Notice of Guaranteed Delivery) for full details of the offer and how to properly accept our increased offer and tender your Placer Dome shares.
If you have any questions, please contact our information agent, Kingsdale Shareholder Services Inc., at the phone numbers set out on the back page of the Offer and Circular and the Notice of Variation and Extension.
Yours truly,
Sybil E. Veenman
Vice-President, Assistant General Counsel and Secretary